UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)

Marilyn Dillivan

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	19,200* shares of Common Stock and

4,168,308 shares of Class B Common Stock

BENEFICIALLY

8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and

92,412 shares of Class B Common Stock

EACH

9	SOLE DISPOSITIVE POWER
REPORTING	19,200 shares of Common Stock and

4,168,308 shares of Class B Common Stock

PERSON

10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and

408,248 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,612 shares of Common Stock and 4,576,556 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3884% of shares of Common Stock (assuming conversion of the Class B) and 49.9411% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON

IN

_________________________

* Includes vested options for 12,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	26,244* shares of Common Stock and

1,467,865.6 shares of Class B Common Stock

BENEFICIALLY

8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and

1,008,248 shares of Class B Common Stock

EACH

9	SOLE DISPOSITIVE POWER
REPORTING	26,244 shares of Common Stock and

1,467,865.6 shares of Class B Common Stock

PERSON

10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and

1,008,248 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,656 shares of Common Stock and 2,476,114 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7481% of shares of Common Stock (assuming conversion of the Class B) and 27.0203% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON

IN

_________________________

* Includes vested and unvested options for 24,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	1,546,545 shares of Class B Common Stock

BENEFICIALLY

8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and

1,008,248 shares of Class B Common Stock

EACH

9	SOLE DISPOSITIVE POWER
REPORTING	1,546,545 shares of Class B Common Stock

PERSON

10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and

1,008,248 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

92,412 shares of Common Stock and 2,554,793 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8674% of shares of Common Stock (assuming conversion of the Class B) and 27.8788% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

On August 18, 2003, Katherine C. Meredith purchased 13,000 shares of Class B Comon Stock for $29.225 per share.

On December 10, 2008, Katherine C. Meredith established a grantor retained annuity trust (“GRAT”) which holds 315,836 shares of Class B Common Stock of the Company. Katherine Meredith is the sole annuitant and her children, D. Mell Meredith Frazier and Edwin T. Meredith, IV, and their descendents are the sole contingent beneficiaries. Katherine Meredith shares dispositive power with her two children who alone share voting power over the shares in the GRAT.

Item 5.	Interest in Securities of the Issuer.

(a)

Katherine Meredith: 111,612 shares of Common Stock (10.3884%* of Common outstanding) 4,576,556 shares of Class B Common Stock (49.9411% of Class B Common Stock outstanding)

Mell Meredith Frazier: 118,656 shares of Common Stock (5.7481%* of Common outstanding) 2,476,114 shares of Class B Common Stock (27.0203% of Class B Common Stock outstanding)

Edwin Meredith IV: 92,412 shares of Common Stock (5.8674%* of Common outstanding) 2,554,793 shares of Class B Common Stock (27.8788% of Class B Common Stock outstanding)

The calculation of “Percent of Class...” of Common Stock owned includes shares of Common Stock deemed owned by the shareholder as a result of the shareholder’s ownership of Class B Common Stock which is convertible, share for share, into Common Stock.

*Assumes conversion of Class B into Common Stock.

(b)	See facing pages for each reporting person.

Mell Meredith Frazier and Edwin Meredith IV are sister and brother and Katherine Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)        No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d)	None
(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Katherine C. Meredith
Dated: December 18, 2008	Katherine C. Meredith
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Meredith Corporation, or any subsequent acquisitions or dispositions of equity securities of Meredith Corporation by any of the undersigned.

/s/ Katherine C. Meredith
Dated: December 18, 2008	Katherine C. Meredith
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV